Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

GeoEye, Inc.

We consent to the incorporation by reference in Amendment No. 2 to the Registration Statement on Form S-4 filed by DigitalGlobe, Inc., in conjunction with the proposed merger of GeoEye, Inc. and DigitalGlobe, Inc., of our reports dated March 13, 2012 with respect to the consolidated balance sheets of GeoEye, Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of GeoEye, Inc. and to the references to our firm under the headings “Experts” and “Selected Historical Financial Information of GeoEye” in the Registration Statement.

/s/ KPMG LLP
McLean, Virginia
October 25, 2012